BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

11 July 2002

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

02042687

02 JUL 17 AM 12:

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp **Alison Livesley**
Head of Investor Relations

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 11 July 2002

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____

Signed

____

Name

____

Date

Thursday 11 July 2002

BAA RESPONSE TO COMPETITION COMMISSION ON DUAL TILL

BAA plc, the international airport group, commented on the Competition Commission's current thinking on dual till proposals for the company's London airports.

BAA chief executive Mike Hodgkinson said: "The core issue in this regulatory review is the need for airport charges to rise to fund investment in new and improved airport facilities, including Terminal 5. The Competition Commission will not recommend the level of charges until it publishes its final report later in the year, but said today 'we recognise the CAA's concern that there must be adequate incentives to invest.' This is an essential pre-condition for the company's planned £8.1 billion investment programme to go ahead.

"On the question of the dual till, the methodology by which higher charges are achieved is a second order issue. The Competition Commission will make its announcement on the methodology for airport charges to rise to fund the investment programme, in the Autumn. We note that it has not completely ruled out the dual till for the subsequent quinquennium."

For further information on BAA plc see www.baa.com

Ends

Background note

The Competition Commission review of BAA is the second stage of the regulatory review. The first stage was the Civil Aviation Authority proposal, published in March 2002. The Competition Commission will report to the CAA in

Mf.../

News Release

Heathrow Gatwick Stansted Glasgow
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Corporate Affairs
130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659
www.baa.com

the Autumn. The Commission will make recommendations on the price formula but the CAA will make the final determination towards the end of the year. The new regulatory regime will be effective for five years from April 2003.

Media enquiries: **Caroline Corfield, BAA plc**
Tel:+44 (0) 20 7932 6654

City enquiries: **Alison Livesley, BAA plc**
Tel: +44 (0) 20 7932 6692